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                                                      Filed by: AGCO Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                    Subject Company: Ag-Chem Equipment Co., Inc.
                                                   Commission File No: 000-25360


AGCO Corporation has issued the following press release:

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AGCO                                               AG-CHEM
CONTACT: Don Millard, Sr. V. P. and C.F.O.         CONTACT: Investor Relations
(770) 813-6144                                     (952) 933-9006



                              MEETING DATE SET FOR
                       AG-CHEM VOTE ON ACQUISITION BY AGCO

         Duluth, GA, and Minnetonka, MN, March 30, 2001 - AGCO Corporation, Inc. (NYSE: AG) and Ag-Chem Equipment Co., Inc. (Nasdaq: AGCH), announced today that the SEC review process in connection with the Proxy Statement/Prospectus for the proposed acquisition by AGCO of Ag-Chem was complete and that copies of the Proxy Statement/Prospectus were being mailed to Ag-Chem shareholders. Ag-Chem has called a special meeting of shareholders for April 16, 2001 to consider and vote upon the acquisition. If the transaction is approved, Ag-Chem shareholders will receive from AGCO a combination of cash and stock as described in the Proxy Statement/Prospectus. A copy of the Proxy Statement/Prospectus can be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information regarding AGCO and Ag-Chem. The address of the SEC website is http://www.sec.gov.

         AGCO and Ag-Chem stated that, although they intend to complete the acquisition as soon after the special meeting as practicable, there can be no assurance as to whether or when the acquisition would be completed.

         AGCO manufactures and distributes agricultural equipment, including tractors, combines, hay tools, sprayers, forage equipment and implements, and related replacement parts throughout the world. AGCO's products are widely recognized in the agricultural equipment industry and are marketed under numerous brand names. The primary focus of Ag-Chem is agricultural machinery designed for the application of fertilizer and chemicals to farm fields. Ag-Chem is also the leading provider of unique site-specific technology for agricultural management through a division known as SOILTEQ. This acquisition will give AGCO a strong position in self-propelled equipment for application of fertilizers and farm chemicals. Additionally, it will


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provide market access to Ag-Chem's advanced crop management system, which can be integrated with all users and brands.

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         AGCO Corporation has filed a registration statement, which contains a proxy statement of Ag-Chem Equipment Co., Inc., and other documents, with the Securities and Exchange Commission (SEC). Investors and stockholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC. Investors and stockholders are able to receive the proxy statement/prospectus and other documents filed by AGCO and Ag-Chem free of charge at the SEC's web site, www.sec.gov, or from AGCO Investor Relations at 4205 River Green Parkway, Duluth, Georgia 30096-2568, Attention: Andy Beck. AGCO and Ag-Chem and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Ag-Chem in connection with the merger. Information concerning the identity of the participants in the solicitation of proxies by the AGCO and Ag-Chem boards of directors and executive officers and their direct or indirect interest, by security holdings or otherwise, may be obtained from the filings by AGCO and Ag-Chem with the SEC, including the Form 8-K filed on approximately November 21, 2000 by Ag-Chem in connection with the announcement of the merger agreement. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus that is part of the registration statement.